Exhibit 99.71

PRESS RELEASE

For Immediate release

NuRAN Announces Closing of the Restructuring Transaction and Initial Tranche of Additional Debt Settlements

Quebec, QC, Canada, December 23, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading provider of mobile and broadband wireless infrastructure, announces that further to its press releases dated December 5, 2025 (the “Dec 5 NR”) and December 16, 2025 (the “Dec 16 NR”), the Company closed the Restructuring Transaction on December 22, 2025. As described in the Dec 5 NR, the Restructuring Transaction resulted in the Company issuing an aggregate of 10,380,618 Units (as defined in the Dec 5 NR), at $2.89 per Unit, which included cash subscriptions of $3,025,068, debt settlements of $6,127,629 and the acquisition of the factoring company for $20,802,303.09.

In addition, as explained in the Dec 5 NR and the Dec 16 NR, the Company also closed an initial tranche of the additional amounts, issuing an aggregate of 2,124,580 Units, at $2.89 per Unit, which included cash subscriptions of $2,574,932, and debt settlements of $3,565,127. The company is working towards closing out the remaining room in the additional amounts prior to the fiscal year end.

All securities issued are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

In addition, the Company is pleased to announce the appointment of Joseph Labkowski as a director of the Company. Joseph Labkowski is a non-profit chief executive with over 20 years of experience in strategy, operations, and stakeholder management. Since 2004, he has served as Executive Director of the Chabad Jewish Center of Cape Coral, effectively functioning as its chief executive officer and overseeing budgeting, financial stewardship, staff and volunteer management, vendor and contractor oversight, and day-to-day operations. He has led multiple capital projects from concept through completion, including the planning, fundraising, and construction of a modern community center, initiatives that required long-range planning, disciplined budget control, coordination with local authorities, and continuous engagement with donors and other stakeholders. In this role, Mr. Labkowski works closely with boards, advisors, and public officials, regularly reporting on performance, risk, and policy implementation, and is known for clear communication and an ability to align diverse interests. He brings governance experience, stakeholder and community-relations skills, and oversight of long-term, capital-intensive projects, providing a complementary perspective to financially and technically focused directors on a public-company board.

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About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, "expects", "is expected", "anticipates", "intends", "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "will" be taken, occur or be achieved. Forward-looking statements include those relating to completion of the Consolidation, and timing and effect thereof, to completion of the Restructuring Transaction, and timing and effect thereof, to completion of the additional demand for Units, and timing and effect thereof.

Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN's business and the economy generally; NuRAN's ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN's ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN's ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company's industry; effects of the global supply shortage affecting parts needed for NuRAN's sites and site installations; NuRAN's ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company's ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company's ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company's expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company's non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company's most recent annual management's discussion and analysis that is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

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